FORM 11K

X☐ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2004**

OR

☐ **TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________.

Commission File Number: 333-75346

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Agent Savings and Investment Plan
c/o Kenneth Weissman
One American Row
H-4E-1
Hartford, CT 06102-5056

B. Name of securities held pursuant to the plan and the address of it's principal executive office:

The Phoenix Companies, Inc
P.O. Box 5056
One American Row
Hartford, CT 06012-5056

REQUIRED INFORMATION

Financial Statements and Exhibits

(a) The Phoenix Companies, Inc. Agent Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2004
(b) Exhibits:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

Name of Plan: The Phoenix Companies, Inc. Agent Savings and Investment Plan

Signature : by ______________________

Kenneth P. Weissman, Plan Administrator

The Phoenix Companies, Inc.
Agent Savings
and Investment Plan

Financial Statements and
Supplemental Schedules
December 31, 2004 and 2003

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statements of Net Assets Available for Benefits 2

Statements of Changes In Net Assets Available for Benefits 3

Notes to Financial Statements 4-10

Supplemental Schedules:*

Schedule of Non-Exempt Transactions 11

Schedule of Assets (Held at End of Year) 12

* Other supplemental schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Agent Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Agent Savings and Investment Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying statement of net assets in liquidation and the related statement of changes in net assets available for liquidation present fairly, in all material respects, the net assets in liquidation at December 31, 2004 and the changes in net assets available for liquidation for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the last paragraph below. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule G, Part III – Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 6 to the financial statements, the Plan terminated as of July 30, 2004. As a result, the Plan changed its basis of accounting as of December 31, 2004 and for the year then ended from the accrual basis to a liquidation basis.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 28, 2005

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 (Liquidation Basis)

	December 31, 2004	December 31, 2003
Assets:		
Investments, at fair value (Note 3)	$ 2,234,048	$ 34,471,864
Participant loans, at unpaid principal balances	20,714	875,811
Total investments	2,254,762	35,347,675
Net Assets	$ 2,254,762	$ 35,347,675

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2004 (Liquidation Basis)

	Year Ended December 31,	
	2004	2003
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 32,591	$ 77,011
Dividends	183,863	405,014
Net appreciation in fair value of investments	11,600	6,453,320
	228,054	6,935,345
Contributions:		
Sponsor	381,565	562,676
Participant	801,186	1,185,181
	1,182,751	1,747,857
Benefit payments	(34,502,246)	(2,323,519)
Administrative fees	(1,472)	(960)
Net (decrease) increase in net assets	(33,092,913)	6,358,723
Net Assets available for benefits at beginning of year	35,347,675	28,988,952
Net Assets at end of year	$ 2,254,762	$ 35,347,675

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Agent Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code. The Phoenix Companies, Inc. ("Phoenix") sponsors the Plan. The Plan was established on July 1, 1992 and most recently amended on May 12, 2004. Participation in the Plan is voluntary and is available to all agents of Phoenix Life Insurance Company (" PLIC") who have an "A" series contract, are not on a financing contract receiving training allowances, have completed one year of service and are at least 21 years old. An "A" series contract is a contract based on meeting certain production and persistency requirements. The Plan is subject to the provisions of ERISA.

Effective March 3, 2003, the Plan record keeper was changed to Fidelity Investments Institutional Operations Company (FIIOC). Also on that date, Fidelity Management Trust Company (FMTC) was appointed trustee of the Plan.

On May 18, 2004, the Plan participants received notice that the Plan was terminating effective July 30, 2004. This followed the sale of the W.S. Griffith Securities, Inc. (WSG) operations to Linsco/Private Ledger Corp (LPL), effective May 31, 2004. All agents who were statutory employees with WSG and Phoenix were terminated on that date. As a result, the ability to make contributions to the Plan was discontinued for all participants in the Plan on that date. Each participant's account balance is administered in accordance with the terms of the Plan document. Effective July 30, 2004, the Plan was terminated (See Notes 2 and 6).

Contributions

Participants direct the investment of their contributions into various investment options offered by the Plan. On March 3, 2003, the fund choices increased from 13 mutual funds and 2 subaccounts in a variable group annuity contract to 31 funds including funds offered and managed by Fidelity Management & Research Company. Investment in the Guaranteed Interest Account and Phoenix-J.P. Morgan Research Enhanced Index Funds subaccounts, which made up the variable group annuity contract, was discontinued on March 3, 2003. Participant monies invested in the Phoenix-J.P. Morgan Research Enhanced Index Fund portion of the variable group annuity contract were transferred to the Spartan U.S. Equity Index Fund. Participant monies invested in the Guaranteed Interest Account were transferred to the Fidelity Managed Income Portfolio. Participant monies in the Phoenix-Goodwin Money Market Fund were transferred to the Fidelity Retirement Money Market Fund. Participants could elect to re-allocate these monies to other funds within the fund selections offered in the Plan.

Participants can transfer account balances invested in the Phoenix Common Stock Fund once every 90 days. A 1.5% short term trading fee is charged to participants on investments in the Fidelity Low Priced Stock Fund and Fidelity Small Cap Independence Fund that are redeemed within 90 days of the investment. In 2003, a 2% short term trading fee was charged to participants on investments in the Templeton Foreign Fund that were redeemed within 30 days of the investment. Effective June 1, 2004, a 1% short term trading fee was applied to redemptions from the Templeton Foreign Fund made within 7 days of the investment. Effective June 9, 2003, the Phoenix Duff & Phelps Core Equity Fund was eliminated as an investment option. Participant balances in this fund were transferred to the Fidelity Contrafund.

Effective September 30, 2003, the Baron Asset Fund was eliminated as an investment option. Participant balances in this fund were transferred to the Artisan Mid Cap Investment Fund.

Effective July 1, 2004, the Phoenix-Seneca Mid- Cap Edge fund was eliminated as an investment option and assets in this fund were transferred to the Artisan Mid Cap Investment Fund.

Effective July 7, 2004, the Fidelity Low-Priced Stock Fund was closed to new investors. This fund is considered to be in the "small cap" category of investments.

Effective September 17, 2004, the Lord Abbett Mid-Cap Value Fund was added to the investment selections. On the same day, the Mutual Shares Fund was eliminated as an investment option and assets in this fund were transferred to the Lord Abbett Mid-Cap Value Fund, although not all transfers had been completed by the end of the Plan year.

Effective December 3, 2004, the Phoenix-Engemann Mid-Cap Growth Fund was eliminated as an investment option and assets in this fund were transferred to the Artisan Mid Cap Investment Fund. In each instance where a transfer of assets took place, participants could elect to re-allocate monies to other funds within the fund selections offered in the Plan.

The following contributions may be made on behalf of each participant:

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of a plan year, are allowed to make additional contributions, known as "catch up contributions", from first-year commissions over and above the standard IRS deferral limits for that plan year. Prior to March 3, 2003, catch up contributions could be made when either the maximum dollar or the percent of pay limit for deferrals was reached. Effective March 3, 2003, catch up contributions can be made only after the maximum annual dollar limit for deferrals is reached.

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions, not exceeding 5% of the participant's eligible first-year commissions, and are contributed as pre-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deductions in excess of the 5% basic contribution limit but not more than an additional 55% of the participant's eligible first-year commissions, subject to IRS deferral limits for the year. As with the basic contributions, these amounts are contributed as pre-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Matching contributions, as defined by the Plan document, are sponsor contributions equal to 100% of participant basic contributions up to 5% of a participant's eligible first-year commissions.

- Prior to March 3, 2003, participants who stopped contributing to the Plan had to wait 6 months to re-start Plan contributions. Effective March 3, 2003, this restriction was removed and participants can re-start their contributions at any time.

Participant accounts

Each participant's account is credited with the participant's contributions and allocation of the sponsor's matching contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Investment income is reinvested in the same investment vehicle and is credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account including the vested portion of the sponsor matching contributions.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in PLIC's matching contribution portion of a participant's account is based on years of service. A participant becomes 25% vested on the January 1 following the date of employment and an additional 25% vests on each January 1 until the account is 100% vested. Upon death or disability, all matching contributions become fully vested.

Effective March 3, 2003, forfeitures of the non-vested matching contribution of a terminated participant's account were transferred to the Fidelity Managed Income portfolio, in Phoenix's name, to be used to reduce future employer matching contributions.

Participants were notified that the Plan was terminating as of July 30, 2004. Participants were always 100% vested in their contributions and participant contributions earnings portion of their account. With the Plan termination, active participants as of May 31, 2004 became 100% vested in the matching contribution portion of the participant's account.

Benefit payments

On termination of service or termination of his or her "A" Series contract, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Distributions are subject to the applicable provisions of the Plan agreement. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Prior to March 3, 2003, the Plan was able to automatically cash out participant account balances if the balance was less than $5,000 at the time of change in status from an active Plan participant. Effective for changes in status from an active Plan participant occurring on or after March 3, 2003, there is an automatic cash out of participant account balances if the balance falls below $5,000, regardless of the value of the account at the time of status change.

Participant loans

A participant may borrow up to a maximum of $50,000 or half of his or her account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0 % to 10.5% for the years ended December 31, 2004 and 2003, respectively). Loan terms generally range from one to four and one-half years; however, when loan proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan.

Effective March 3, 2003, the restriction against agents who owed commission payments to Phoenix that did not allow agents to initiate new loans was removed.

Effective March 3, 2003, agents who default on a participant loan are restricted from receiving new loans for a period of 12 months following the loan default.

2. Summary of Accounting Policies

Method of accounting

In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which assets, liabilities, and benefit information are stated from the ongoing plan accrual basis used in presenting the 2003 financial statements to the liquidation basis used in presenting the 2004 financial statements. This change did not have a material effect on the 2004 financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

Investments in the Phoenix mutual funds and the funds offered by Fidelity, which include the Franklin and Artisan fund series, are valued at net asset value. The Phoenix Common Stock Fund is valued at quoted unit value price. The Phoenix-J.P. Morgan Research Enhanced Index Fund portion of the group variable annuity contract subaccounts was valued at quoted unit value price. Investments in the Guaranteed Interest Account were fully benefit responsive and recorded at contract value, which approximated fair value (See Note 4). Participant loans are valued at unpaid principal balance, which approximates fair value.

Administrative expenses

PLIC currently pays all fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results. PLIC waived surrender charges and administrative expenses related to the variable annuities.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds. Mutual funds are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

3. Investments

Investments that represent 5% or more of the Plan's net assets are separately identified below.

	As of December 31, 2004	As of December 31, 2003
Phoenix-Engemann Capital Growth Fund	$ 463,292	$ 4,148,759
Artisan Mid Cap Inv	432,311	N/A
Fidelity Retire Money Market	182,810	N/A
Phoenix-Oakhurst Balanced Fund	156,098	2,988,111
Phoenix-Aberdeen Worldwide Opportunities Fund	151,292	2,344,884
Phoenix-Seneca Strategic Theme Fund	139,309	2,167,859
Fidelity Low Price Stock	118,319	N/A
* Phoenix-Engemann Mid Cap Growth Fund	N/A	3,487,716
Fidelity Managed Income Portfolio	N/A	3,125,963
Phoenix Common Stock Fund	N/A	1,965,150

* formerly Phoenix-Engemann Aggressive Growth Fund
N/A- Not Applicable

Investment performance

During the years ended December 31, 2004 and 2003, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	For the Year Ended December 31,	
	2004	2003
Mutual Funds	$77,615	$ 5,833,882
Phoenix Common Stock Fund	(66,015)	619,438
Net appreciation in fair value of investments	$ 11,600	$ 6,453,320

4. Investment Contract with Insurance Company

Through March 2, 2003, the Plan participated in a contract with PLIC via investments in a group variable annuity contract. The group variable annuity contract had two investment options available for Plan investment: the Guaranteed Interest Account supported by the general account of PLIC, and the Phoenix-J.P. Morgan Research Enhanced Index Fund (PJPM). The PJPM was quoted at unit value. For the Plan's investment in the Guaranteed Interest Account, the Plan was credited with interest at the interest rates specified in the contract. The declared rates were guaranteed for one quarter and were applied to both past and future contributions for that quarter. The new rates were declared at the beginning of each quarter. The rates, which could not be lower than 3%, were determined by PLIC based on information as to expected investment yields. Factors PLIC considered in determining the current declared rates were general economic trends, rates of return available and anticipated on investments, regulatory and tax requirements, and competitive factors. The average guaranteed interest rate applicable to the contract was 4.94% for the period January 1, 2003 to March 3, 2003.

5. Related Party Transactions

Plan assets include investments in funds managed and underwritten by subsidiaries of PXP, a wholly owned subsidiary of Phoenix. PLIC managed investments in the Guaranteed Interest Account. Phoenix National Trust, an indirect wholly owned subsidiary of Phoenix, was the Plan's trustee through March 2, 2003. Personnel and facilities of PLIC have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA. In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). FIIOC, a wholly owned subsidiary of FMR is the Plan record keeper. FMTC, also a wholly owned subsidiary of FMR, is the Plan trustee.

6. Plan Termination

Effective May 31, 2004, the W.S. Griffith Securities, Inc. (WSG) operations were sold to Linsco/Private Ledger Corp. (LPL). All agents who were statutory employees with WSG and Phoenix were terminated on that date. As a result, the ability to make contributions to the Plan was discontinued for all participants in the Plan on that date. Participants were notified that the Plan was terminating as of July 30, 2004. Each participant's account balance was administered in accordance with the terms of the Plan document. Participants were always 100% vested in their contributions and earnings on their contributions; with the Plan termination, all active participants as of May 31, 2004 became 100% vested in the employer matching contributions. Benefit payments for the time period from January 1, 2005 to May 31,2005 were approximately $190,000. The Plan assets as of May 31, 2005 were $413,590.

7. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by a letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan's administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9. Forfeitures

Forfeitures result from terminated employees' non-vested sponsor matching contributions remaining in the Plan. Forfeitures generated are available to offset sponsor matching contributions, which would be otherwise payable by PLIC in accordance with the Plan document. In 2004 and 2003, PLIC's matching contributions were reduced by $ 654 and $ 1,175, respectively, from forfeited non-vested accounts.

The Phoenix Companies, Inc.
Agent Savings and Investment Plan
Schedule G, Part III Form 5500 - Schedule of Non Exempt Transactions
December 31, 2004

(a) Identity of party involved	(b) relationship to plan, employer, or other party in interest	(c) descriptions of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) purchase price	(e) selling price	(f) Lease rental	(g) expenses incurred in connection with transaction	(h) cost of asset	(I) current value of asset	(j) net gain or loss on transaction
The Phoenix Companies, Inc.	employer	4/6/2004*	N/A	N/A	N/A	N/A	1,209	1,209	0
The Phoenix Companies, Inc.	employer	4/21/2004*	N/A	N/A	N/A	N/A	332	332	0

*Contributions not remitted within the limits prescribed by the U.S. Department of Labor

The Phoenix Companies, Inc. Supplemental Schedule
Agent Savings and Investment Plan
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity	Fidelity Contrafund	N/A**	$ 75,776
*	Fidelity	Fidelity Equity Income Fund	N/A**	$ 1,861
*	Fidelity	Fidelity Blue Chip Growth Fund	N/A**	$ 3,986
*	Fidelity	Fidelity Low Priced Stock Fund	N/A**	$ 118,319
*	Fidelity	Fidelity Small Cap Independence Fund	N/A**	$ 38,894
*	Fidelity Group Trust for Employee Benefit Plans	Fidelity Retirement Money Market Fund	N/A**	$ 182,810
*	Fidelity	Fidelity Managed Income Portfolio	N/A**	$ 3,272
*	Fidelity	Spartan U.S. Equity Index Fund	N/A**	$ 48,853
*	Fidelity	Fidelity U.S. Bond Index Fund	N/A**	$ 2,743
	Franklin Mutual Series	Mutual Discovery Fund	N/A**	$ 99,304
	Franklin Templeton	Templeton Foreign Fund	N/A**	$ 22,638
	Franklin Templeton	Mutual Shares Fund	N/A**	$ 98,470
*	Phoenix Series Funds	Phoenix-Oakhurst Balanced Fund	N/A**	$ 156,098
	Artisan Funds	Artisan Mid Cap Investment Fund	N/A**	$ 432,311
*	Phoenix Series Funds	Phoenix-Engemann Capital Growth Fund	N/A**	$ 463,292
*	Phoenix-Engemann Funds	Phoenix-Engemann Nifty Fifty Fund	N/A**	$ 30,501
*	Phoenix-Aberdeen Worldwide	Phoenix-Aberdeen Worldwide Opportunities Fund	N/A**	$ 151,292
*	Phoenix Equity Series	Phoenix-Oakhurst Growth & Income Fund	N/A**	$ 17,055
*	Phoenix Investment Trust 97	Phoenix-Oakhurst Value Equity Fund	N/A**	$ 17,568
*	Phoenix Multi-Series Trust	Phoenix-Goodwin Multi-Sector Fixed Income Fund	N/A**	$ 21,032
*	Phoenix Multi-Series Trust	Phoenix-Goodwin Multi-Sector Short Term Bond Fund	N/A**	$ 305
*	Phoenix Strategic Equity	Phoenix-Seneca Strategic Theme Fund	N/A**	$ 139,309
*	Phoenix	Phoenix Common Stock Fund	N/A**	$ 108,359
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 5.00%-10.50% collateralized by participant account balances)		$ 20,714
	Total			$ 2,254,762

*Represents a party in interest to the Plan.
** Cost information has been omitted for participant directed investments.